EXHIBIT 99.1

STATEMENT OF EXECUTIVE COMPENSATION

WeWork c/o New Found Gold Corp.

1600 - 595 Burrard Street

Vancouver, British Columbia V7X 1L4

Phone: 1-833-345-2291 (toll-free)

Statement of Executive Compensation

Dated this 9th day of May, 2024

STATEMENT OF EXECUTIVE COMPENSATION

STATEMENT OF EXECUTIVE COMPENSATION

The following information with respect to New Found Gold Corp. (the “Company” or “NFG”) is provided in accordance with Form 51-102F6 - Statement of Executive Compensation (“Form 51-102F6”). Information contained in this Statement of Executive Compensation is as of December 31, 2023, unless otherwise indicated, and all dollar amounts referenced herein are in Canadian dollars, unless otherwise specified.

Named Executive Officers

The named executive officers (NEOs) of the Company for the financial year ended December 31, 2023, were Collin Kettell, Executive Chairman and Chief Executive Officer; Denis Laviolette, President; Michael Kanevsky, Chief Financial Officer; Greg Matheson, Chief Operating Officer; and Ronald Hampton, Chief Development Officer.

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

The objective of the Company’s compensation program is to attract and continue to retain NEOs that have the necessary attributes, experience, skills and competencies that represent the best fit for the Company and to ensure that the compensation for its NEOs is appropriate and aligned with shareholder interests. The Company’s Compensation Committee (the “Compensation Committee”) reviews director and NEO compensation on an annual basis.

The Company’s general philosophy is that compensation for non-executive directors and NEOs plays an important role in achieving short and long-term business objectives that ultimately drive business success and should include a mix of cash (base salary and discretionary annual bonus) and equity (stock options (“Options”)) with Options being more heavily weighted than base salary and bonuses to better align the interests of management with that of the shareholders of the Company.

Compensation Elements

The compensation of the NEOs consists of three main components: base salary, discretionary annual cash bonuses and long-term incentives, currently in the form of Options. Each element of compensation is a subjective decision by the board of directors of the Company (the “Board”) based on recommendations of the Compensation Committee. The following discussion describes the components of compensation and discusses how each component relates to the Company’s overall executive compensation objective.

Base Salary

The Company’s view is that a competitive base salary or consulting fee is a necessary element for attracting and retaining qualified executive officers. The base salary for each executive is established by the Board, on the recommendation of the Compensation Committee, based upon the position held by such executive, competitive market conditions, such executive’s related responsibilities, experience and the NEO’s skill base, the functions performed by such executive and the salary ranges for similar positions. Individual and corporate performance are also taken into account in determining base salary levels for executives. To better align the interests of management with those of the shareholders of the Company, base salary is less heavily weighted in the Company’s overall compensation of NEOs as compared to the other elements of NEO compensation.

Bonuses

In determining to award annual bonuses, including the amounts thereof, the Board uses its discretion and takes into consideration the Company’s annual achievements, without assigning any quantifiable weight or factor in respect of any particular achievement or corporate milestone. Bonuses were granted to NEOs in 2023 based on the Compensation Committee’s assessment of the Company’s performance for the year. The purpose of granting cash bonuses specifically linked to individual and Company-wide performance is to ensure management is motivated to work towards the success of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Long-term Incentives

Long-term incentives for NEOs and directors take the form of Options which are granted under the direction of the Compensation Committee in accordance with the Company’s shareholder approved stock option plan (the “Option Plan”). The purpose of granting long-term incentives is to assist the Company in compensating, attracting, retaining and motivating directors, NEOs, employees and consultants and to closely align the personal interests of such persons to that of the Company’s shareholders and motivate such individuals to work towards ensuring the long-term success of the Company. The value of Options granted to NEOs is determined on both qualitative and quantitative levels. Changes in executive positions or roles and ongoing contribution to the Company are factors which affect the decision-making process. Outstanding Options and previous grants are reviewed by the Compensation Committee on an annual basis and again when considering new Option grants. The terms of the Option Plan are also reviewed from time to time by the Compensation Committee and changes suggested are discussed with NEOs prior to approval by the Board, then regulatory and shareholder approval as necessary.

Clawback Policy

In compliance with listing requirements of the NYSE American, the Board has adopted a clawback policy (the “Clawback Policy”) specifying the consequences with respect to incentive awards in the event of any accounting restatement (“Restatement”) due to the Company’s material non-compliance with financial reporting requirements under applicable U.S. federal securities laws, in accordance with Rule 10D-1 of the Securities Exchange Act of 1934 (“Rule 10D-1”).

The Clawback Policy applies to the executive officers of the Company (as defined under Rule 10D-1) of the Company (the “Executive Officers”) and covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (“Incentive-Based Compensation”). This Clawback Policy applies to any Incentive-Based Compensation “received” by an Executive Officer during the period consisting of any of the three completed fiscal years immediately preceding:

•	the date that the Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or
•	the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

The amount of Incentive-Based Compensation that must be repaid by the Executive Officer (subject to certain limitations) is the amount of Incentive-Based Compensation received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with applicable rules. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, the Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure. Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original Incentive-Based Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement.

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For Incentive-Based Compensation based on stock price or total shareholder return, where the Recoverable Amount is not subject to mathematical recalculation directly from the information in an accounting restatement: (a) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and (b) the Company shall maintain and provide documentation of the determination of that reasonable estimate as required. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded.

Peer Group

While the Board considers amounts paid by other companies in similar industries at similar stages of development in determining compensation, no specifically selected peer group was identified in 2023.

Performance Goals

The Company does not have specific performance goals in respect of an NEOs compensation. Specific compensation recommendations are made to the Board by the Compensation Committee after discussion amongst the members of the Compensation Committee. Each component of compensation and the decisions of the Compensation Committee about each component have an impact on the Compensation Committee’s decisions regarding other compensation components. All of the compensation components together are intended to meet the Company’s compensation objectives, which are intended to allow the Company to attract and retain qualified and experienced executives who are motivated to achieve the Company’s business plans, strategies and goals on an annual and long-term basis, in order to increase shareholder value.

Risk Considerations

The Board reviews from time to time and at least once annually, the risks, if any, associated with the Company’s compensation policies and practices at such time. Such a review occurred at the time of preparation of this Statement of Executive Compensation. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executives, be designed in a manner which is in the best interests of the Company and its shareholders, and risk implications is one of many considerations which are taken into account in such design.

A significant portion of the Company’s executive compensation consists of Options granted under the Option Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long-term value creation. As the benefits of such compensation, if any, are not realized by the executives until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Company and its shareholders is extremely limited.

Due to the relatively small size of the Company, and the current level of the Company’s activity, the Board is able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings, during which financial and other information pertaining to the Company will be reviewed, which review will include executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

No director, officer or member of senior management are permitted to enter into financial instruments that are designed to hedge or offset any decrease in the market value of the Company’s equity securities that are held directly or indirectly by them or granted as compensation to them. Such prohibited financial instruments include prepaid variable forward contracts, equity swaps, collars, put or call options and similar financial instruments.

STATEMENT OF EXECUTIVE COMPENSATION

Performance Graph

The following graph compares the cumulative shareholder return for C$100 invested in common shares of the Company (the “Common Shares”) on August 11, 2020, against the cumulative shareholder return for the GDXJ Index for the period beginning August 11, 2020, and ending December 31, 2023, assuming reinvestment of all dividends. The GDXJ is an exchange traded fund (ETF) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry. The Company believes tracking its share price against the GDXJ is an appropriate measure of the relative market performance of the Company. The graph also depicts total annual compensation for the NEOs in each particular year since the Company began trading on the TSX Venture Exchange on August 11, 2020.

NEO Total Compensation (C$)
NFG
GDXJ
Total Shareholder Return %
600%
550%
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
-50%
26.00
24.00
22.00
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Named Executive Officers
Total Compensation (CAD $ million)
2020
2021
2022
2023

Comparison of Cumulative Total Returns

The performance graph shows that the cumulative shareholder returns for $100 invested in the Common Shares of NFG outperformed the GDXJ index in 2023, 2022, 2021 and 2020. Compensation paid to the Company’s NEOs decreased in 2023 compared to 2022 as a result of no option-based awards granted to NEOs in fiscal 2023.

Option-based Awards

The Company has the Option Plan in place for the granting of Options to the directors, officers, employees and consultants of the Company. The purpose of granting such Options is to assist the Company in compensating, attracting, retaining and motivating such persons and to closely align the personal interests of such persons to that of the Company’s shareholders. The allocation of Options under the Option Plan is determined by the Board which, in determining such allocations, considers such factors as previous grants to individuals, overall performance of the Company, share price, the role and performance of the individual in question, the amount of time directed to the Company’s affairs and time expended in serving on the Company’s committees.

STATEMENT OF EXECUTIVE COMPENSATION

For further information, please see “Incentive Plan Awards - Option Plan” below for a summary of the material terms of the Option Plan.

Compensation Governance

Composition of the Compensation Committee

The Compensation Committee must consist of three or more directors, at least two of whom must qualify as “independent” as such term is defined in National Policy 58-101 - Corporate Governance Guidelines. The Compensation Committee currently consists of three directors, Collin Kettell (the Chair), Douglas Hurst and Vijay Mehta. Messrs. Hurst and Mehta are independent directors. Mr. Kettell is not considered to be independent as Mr. Kettell is an executive officer of the Company.

Relevant Education and Experience

The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. The relevant experience of the Compensation Committee members is summarized below.

Collin Kettell (Chair)

Mr. Kettell is the founder, Executive Chairman and Chief Executive Officer of the Company and is responsible for co-founding Nevada King Gold Corp., for which he serves as a director and Chief Executive Officer, and Palisades Goldcorp Ltd., for which he serves as a director and Chief Executive Officer. In his capacity as a senior executive and/or director, Mr. Kettell is currently, or has been, involved with the compensation matters of each of Nevada King Gold Corp. and Palisades Goldcorp Ltd.

Douglas Hurst

Mr. Hurst has over 30 years’ experience in the mining and natural resource industries having acted as a geologist, consultant, mining analyst, senior executive and board member. Mr. Hurst was a founding executive of International Royalty Corporation, which was purchased by Royal Gold for $700 million and, more recently, was one of the founders of Newmarket Gold Inc., which was purchased for $1.0 billion by Kirkland Lake Gold Ltd. in November 2016. In his capacity as a senior executive and/or director, Mr. Hurst was involved with compensation matters of each of the foregoing companies and is currently or has been involved with the compensation matters of several other public companies, including Calibre Mining Inc., Northern Vertex Mining Corp. and Newcore Gold Ltd. Mr. Hurst holds a Bachelor of Science in Geology from McMaster University (1986).

Vijay Mehta	Mr. Mehta is a co-founder of Arkview Capital, a private equity fund that invests in diversity-oriented companies, where he is directly involved in compensation decisions. Prior to founding Arkview Capital, Mr. Mehta was an Investment Professional and member of the Investment Committee at Ziff Brothers Investments with broad responsibilities across the investment portfolio and also worked at private equity fund, Texas Pacific Group, and investment bank, Morgan Stanley. Mr. Mehta graduated summa cum laude from the University of Pennsylvania’s Huntsman Program and earned an MBA from the Harvard Business School, where he was named a Baker Scholar.

Compensation Committee Responsibilities

The Compensation Committee is appointed by and reports to the Board. The Compensation Committee assists the Board in discharging the Board’s oversight responsibilities relating to the attraction, compensation, evaluation and retention of key senior management personnel, and in particular, the Chief Executive Officer, primarily through:

STATEMENT OF EXECUTIVE COMPENSATION

•	reviewing and assessing the overall compensation strategy of the Company based on industry standards and characteristic needs and objectives of the Company, including consultation with independent experts;
•	setting compensation parameters;
•	assessing the CEO’s performance against pre-agreed objectives;
•	reviewing performance assessments of other senior officers, new executive appointments, terminations and employment agreements;
•	making recommendations to the Board on salary changes, short-term and long-term incentive plans or benefit plans; and
•	reviewing and recommending disclosure pertaining to all of the foregoing.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long-term incentive plans ($)
Collin Kettell CEO, Executive Chairman and Director (1) (2)	2023	388,800	N/A	Nil	129,600	Nil	N/A	N/A	518,400
	2022	360,000	N/A	1,844,584	180,000	Nil	N/A	N/A	2,384,584
	2021	300,000	N/A	1,291,220	100,000	Nil	N/A	N/A	1,691,220
Michael Kanevsky CFO	2023	116,640	N/A	Nil	38,880	Nil	N/A	N/A	155,520
	2022	108,000	N/A	507,261	54,000	Nil	N/A	N/A	669,261
	2021	72,000	N/A	Nil	Nil	Nil	N/A	N/A	72,000
Denis Laviolette President and Director (3)	2023	272,160	N/A	Nil	90,720	Nil	N/A	N/A	362,880
	2022	252,000	N/A	1,291,209	126,000	Nil	N/A	N/A	1,669,209
	2021	210,000	N/A	1,291,220	70,000	Nil	N/A	N/A	1,571,220
Greg Matheson Chief Operating Officer	2023	252,720	N/A	Nil	84,240	Nil	N/A	N/A	336,960
	2022	234,000	N/A	461,146	117,000	Nil	N/A	N/A	812,146
	2021	195,000	N/A	544,192	65,000	Nil	N/A	N/A	804,192
Ronald Hampton (4) Chief Development Officer	2023	336,960	N/A	235,560	112,320	Nil	N/A	N/A	684,840
	2022	182,000	N/A	391,207	78,000	Nil	N/A	N/A	651,207
	2021	N/A	N/A	Nil	Nil	Nil	N/A	N/A	N/A

Notes

(1)        On April 13, 2022, Mr. Kettell was appointed CEO.

(2)	Mr. Kettell served as a director of the Company for the financial years ended December 31, 2023, December 31, 2022 and December 31, 2021, for which role he was compensated Nil, Nil and Nil, respectively.
(3)	Mr. Laviolette served as a director of the Company for the financial years ended December 31, 2023, December 31, 2022, and December 31, 2021, for which role he was compensated Nil, Nil and Nil, respectively.

(4)        On June 1, 2022, Mr. Hampton was appointed Chief Development Officer.

There were no Options granted during the financial year ended December 31, 2023. The weighted average grant date fair value of the Options granted during the financial year ended December 31, 2022, was $3.69 per Option. The weighted average grant date fair value of the Options granted during the financial year ended December 31, 2021 was $4.95 per Option. The Company uses the Black-Scholes Option Pricing model which is an industry accepted model for valuing share-based payments under IFRS 2.

STATEMENT OF EXECUTIVE COMPENSATION

Options were priced using the following weighted average assumptions to estimate the fair value of options granted:

Year	Grant date share price	Expected dividend yield	Average risk-free interest rate	Expected life	Expected volatility
2023	N/A	N/A	N/A	N/A	N/A
2022	$5.35	Nil	3.24%	5.0	88.03%
2021	$6.79	Nil	0.93%	5.0	97.07%

Employment, Consulting and Management Agreements

The Company has entered into management services agreements with companies controlled by certain NEOs, the material terms of which are summarized below.

Argentum Management Services Agreement

Collin Kettell, Executive Chairman and Director, provides management services to the Company through Argentum Capital Corp. (“Argentum”). The Company entered into a management services agreement with Argentum dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Argentum to the Company (the “Argentum Agreement”). Pursuant to the terms and conditions of the Argentum Agreement, Argentum provides certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company and other mutually agreed services. Argentum is paid a base fee rate of $32,400 per month (the “Argentum Base Fee”), subject to annual review by the Board. Argentum is also eligible for an incentive fee and the grant of Options pursuant to the Option agreement as determined by the Board at its discretion. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Argentum Agreement.

Bruno Management Services Agreement

Denis Laviolette, President and Director, provides management services to the Company through Bruno Management Services Corporation (“Bruno”). The Company entered into a management services agreement with Bruno dated March 1, 2020, with respect to the provision of certain management and administrative consulting services provided by Bruno to the Company (the “Bruno Agreement”). Pursuant to the terms and conditions of the Bruno Agreement, Bruno provides certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) guidance, advice and services with respect to strategic planning, future growth, projects and business activities; (ii) guidance and advice in relation to the day to day operation and business of the Company; (iii) guidance and advice concerning proposed acquisitions, divestitures, joint ventures and business combinations, (iv) guidance and advice concerning any mineral properties owned by the Company or interests in mineral properties acquired by the Company, (v) guidance and advice in connection with the communications with our shareholders and responding to shareholder inquiries and other mutually agreed services. Bruno is paid a base fee rate of $22,680 per month (the “Bruno Base Fee”), subject to annual review by the Board. Bruno is also eligible for an incentive fee and the grant of Options as determined by the Board at its discretion. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Bruno Agreement.

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BM Strategic Management Services Agreement

Michael Kanevsky, Chief Financial Officer, provides his services to the Company through a third-party management services agreement with BM Strategic (the “BM Strategic Management Services Agreement”). Pursuant to the terms of the BM Strategic Management Services Agreement, BM Strategic provides all CFO services to the Company. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the BM Strategic Management Services Agreement.

Matheson Agreement

The Company entered into a management services agreement with Greg Matheson, Chief Operating Officer (“Matheson”), on August 11, 2020, with respect to the provision of certain management consulting services provided by Mr. Matheson to the Company (the “Matheson Agreement”). Pursuant to the terms and conditions of the Matheson Agreement, Matheson provides certain management consulting services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) overseeing the day-to-day operational functions of the Company; (ii) leading the Company’s mineral exploration /mining team; (iii) coordinating studies on the Company’s mineral exploration/mining projects; (iv) organizing and developing mineral exploration/mining activities; (v) ensuring the safe operation of all mineral exploration, mining, technical services and other general service activities; (vi) leading the Company in meeting its environmental, health and safety system requirements; (vii) participating in the development of resource development strategies; and (viii) ensuring the workforce of the Company is informed on direction and targets through a coordinated communication and re-engagement plan. Matheson is paid a base fee rate of $21,060 per month (the “Matheson Base Fee”), subject to annual review by the Board. Matheson is also eligible for an incentive fee and the grant of Options as determined by the Board at its discretion. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Matheson Agreement.

Hampton Agreement

The Company entered into an employment agreement with Ronald Hampton, Chief Development Officer (“Hampton”), on March 25, 2022, with respect to the provision of certain management services provided by Mr. Hampton to the Company (the “Hampton Agreement”) beginning on June 1, 2022. Pursuant to the terms and conditions of the Hampton Agreement, Hampton provides certain management services to the Company as may be requested by and at the direction of the Board from time to time, including: (i) identification, initiation and management of all activities required for advancement of the Company’s Queensway project; (ii) understanding the permitting landscape and advancement of all required permitting activities for project advancement; (iii) liaising with local stakeholders; and (v) participating in the Company’s marketing and investor activities. Hampton is paid a base salary of $28,080 per month (the “Hampton Base Salary”), subject to annual review by the Board. Hampton is also eligible for an incentive bonus and the grant of Options as determined by the Board at its discretion. See “Termination and Change of Control Benefits” for further information with respect to certain of the Company’s additional obligations under the Hampton Agreement.

Incentive Plan Awards

Outstanding Share-based and Option-based Awards

The following table discloses the particulars of all awards for each NEO outstanding at the end of the Company’s financial year ended December 31, 2023, including awards granted before this most recently completed financial year:

STATEMENT OF EXECUTIVE COMPENSATION

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money Options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Collin Kettell Chief Executive Officer, Executive Chairman and Director	4,280,000 261,000 500,000	4.10 6.79 5.68	2025-12-31 2026-04-29 2027-12-27	2,439,600 Nil Nil	Nil	Nil	Nil
Denis Laviolette President and Director	1,550,000 100,000 50,000 1,000,000 50,000 261,000 350,000	0.50 1.00 1.075 1.40 4.10 6.79 5.68	2024-12-17 2025-04-15 2025-05-23 2025-08-11 2025-12-31 2026-04-29 2027-12-27	6,463,500 367,000 179,750 3,270,000 28,500 Nil Nil	Nil	Nil	Nil
Michael Kanevsky Chief Financial Officer	137,500	5.68	2027-12-27	Nil	Nil	Nil	Nil
Greg Matheson Chief Operating Officer	175,000 25,000 125,000 50,000 110,000 125,000	0.50 1.075 1.40 4.10 6.79 5.68	2024-12-17 2025-05-23 2025-08-11 2025-12-31 2026-04-29 2027-12-27	729,750 89,875 408,750 28,500 Nil Nil	Nil	Nil	Nil
Ronald Hampton Chief Development Officer	150,000 50,000	5.75 5.68	2027-08-19 2027-12-27	Nil Nil	Nil	Nil	Nil

Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes the value of each incentive plan award vested or earned by each NEO during the financial year ended December 31, 2023:

Name	Option-based awards -Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Collin Kettell Chief Executive Officer, Chairman and Director	Nil	Nil	Nil
Michael Kanevsky Chief Financial Officer	Nil	Nil	Nil
Denis Laviolette President and Director	Nil	Nil	Nil
Greg Matheson Chief Operating Officer	Nil	Nil	Nil
Ronald Hampton Chief Development Officer	Nil	Nil	Nil

STATEMENT OF EXECUTIVE COMPENSATION

Option Plan

On December 7, 2023, the Company’s shareholders approved the Option Plan. The purpose of the Option Plan is to provide the Company with an equity-based mechanism to attract, retain and motivate qualified directors, officers, employees, and consultants, to reward those individuals from time to time for their contributions toward the long-term goals of the Company and to enable and encourage those individuals to acquire Common Shares as long-term investments. The Company is required to obtain shareholder approval of the Option Plan on a yearly basis in accordance with the policies of the TSX Venture Exchange (the “TSXV”).

As at the date hereof, there are 12,370,000 Options issued and outstanding, with 6,764,950 remaining available for issuance under the Option Plan. The general terms and conditions of the Option Plan are reflected in the disclosure below.

Administration

The Option Plan is administered by the Board, or such director or other senior officer or employee of the Company as may be designated as administrator by the Board. The Board or such committee may make, amend and repeal at any time, and from time to time, such regulations not inconsistent with the Option Plan.

Number of Shares

The maximum number of Common Shares issuable under the Option Plan shall not exceed 10% of the number of Common Shares issued and outstanding as of each date on which the Board grants the Option (the “Award Date”). The number of Common Shares underlying Options that have been cancelled, that have expired without being exercised in full, and that have been issued upon exercise of Options shall not reduce the number of Common Shares issuable under the Option Plan and shall again be available for issuance thereunder.

Securities	Each Option entitles the holder thereof (an “Option Holder”) to purchase one Common Share at an exercise price determined by the Board.
Participation	Any director, senior officer, management company, employee or consultant of the Company (including any subsidiary of the Company), as the Board may determine.
Exercise Price

The exercise price of an Option will be determined by the Board in its sole discretion, provided that the exercise price will not be less than the Discounted Market Price (as defined in the policies of the TSXV) (or, if the Common Shares are not listed for trading on the TSXV, then the permittable discounted market price on such exchange or quotation system on which the Common Shares are then listed or quoted for trading) or such other price as may be required or permitted by the TSXV from time to time.

The Board may, at the time an Option is awarded or upon renegotiation of the same, attach restrictions relating to the exercise of the Option, including vesting provisions. Any such restrictions shall be recorded in the applicable written agreement between the Company and an Option Holder giving effect to an award of Options.

STATEMENT OF EXECUTIVE COMPENSATION

Exercise Period

The exercise period of an Option will be the period from and including the Award Date through to and including the expiry date that will be determined by the Board at the time of grant (the “Expiry Date”), provided that the Expiry Date of an Option will be no later than the tenth anniversary of the Award Date of the Option, provided that such date does not fall within a Blackout Period (as defined in the Option Plan).

Net Exercise

Other than for an Option Holder who is a provider of Investor Relations Activities, in lieu of paying the aggregate Exercise Price to purchase Shares and subject to the provisions of the Option Plan and, upon prior approval of the Board or an Administrator on the instructions of the Board or such committee of the Board formed in respect of matters relating to the Option Plan, in their sole and absolute discretion, once an Option has vested and become exercisable an Option Holder may elect, in lieu of exercising such Option, to surrender such Option in exchange for the issuance of the number of Shares equal to the number determined by dividing (a) the difference between the Fair Market Value (calculated as at the date of settlement) and the Exercise Price of such Option by (b) the Fair Market Value (calculated as at the date of settlement).

Cessation of Employment

Subject to certain limitations, in the event that an Option Holder ceases employment with the Company, other than by reason of death, the Expiry Date of the Option will be 90 days after the date which the Option Holder ceases employment (the “Termination Date”), unless the Option Holder is terminated for cause, in which case the Expiry Date will be the Termination Date, or such longer period (up to a maximum of 12 months) or shorter period as determined by the Board.

In the event that an Option Holder should die while he or she is still director, senior officer, management company, employee or consultant of the Company, the Expiry Date will be 12 months from the date of death of the Option Holder.

Subject to certain limitations, any unvested Option which vests on or after the Termination Date (or date of death, if applicable) but prior to the Expiry Date, will be exercisable by the Option Holder until the Expiry Date. Any unvested Option held by an Option Holder who ceases employment as a result of termination for cause or resignation, will not vest and will terminate as of the Termination Date.

In the event that the Option Holder holds his or her Option as an employee or consultant retained by the Company to provide Investor Relations Activities (as defined in the TSXV’s Corporate Finance Manual) and ceases to be an employee or consultant of the Company other than by reason of death, the Expiry Date will be the date such Option Holder ceases to be an employee or consultant of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Acceleration Events

If the Company seeks shareholder approval for a transaction which would constitute an Acceleration Event (as defined in the Option Plan) or third party makes a bona fide formal offer to the Company or its shareholders which would constitute an Acceleration Event, the Board may (i) permit the Option Holders to exercise their Options, as to all or any of such Options that have not previously been exercised (regardless of any vesting restrictions), but in no event later than the Expiry Date of the Option, so that the Option Holders may participate in such transaction; and (ii) require the acceleration of the time for the exercise of the Options and of the time for the fulfilment of any conditions or restrictions on such exercise.

Notwithstanding any other provision of the Option Plan or the terms of any Option, if at any time when Options remains unexercised and the Company completes any transaction which constitutes an Acceleration Event, all outstanding unvested Options will automatically vest.

Any proposed acceleration of vesting provisions is subject to the policies and necessary approvals of the TSXV, if applicable.

Limitations

The maximum number of Common Shares which may be issuable, at any time, to Insiders (as defined in the Option Plan) under the Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of Common Shares issued and outstanding. The maximum number of Common Shares which may be issued, within any one-year period, to Insiders under the Option Plan, together with any other share-based compensation arrangements of the Company, will be 10% of the total number of Common Shares issued and outstanding.

The maximum number of Common Shares which may be issuable to any one individual in any twelve-month period will not exceed 5% of the issued and outstanding Common Shares of the Company at the Award Date or share issuance date, unless the Company has obtained disinterested shareholder approval as required by the TSXV.

The maximum number of Common Shares which may be issuable to any one consultant of the Company in any twelve-month period will not exceed 2% of the issued and outstanding Common Shares of the Company at the Award Date or share issuance date, unless consent is obtained from the TSXV.

The maximum number of Common Shares which may be issuable to all persons retained by the Company to provide Investor Relations Activities will not exceed 2% of the issued and outstanding Common Shares of the Company, in any 12 month period, calculated at the Award Date unless consent is obtained from the TSXV. Options granted to persons retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months from the Award Date, such that: (i) no more than one quarter of the Options vest no sooner than three months after the Award date; (ii) no more than another one quarter of the Options vest no sooner than six months after the Award date; (iii) no more than another one quarter of the Options vest no sooner than nine months after the Award date; and (iv) the remainder of the Options vest no sooner than 12 months after the Award date.

STATEMENT OF EXECUTIVE COMPENSATION

Amendments

Subject to certain exceptions and any applicable regulatory approval, the Board may amend the Option Plan and the terms and conditions of any Option previously awarded or thereafter to be awarded for the purpose of complying with any changes in any relevant law, TSXV policy, rule or regulation applicable to the Option Plan, any Option or the Common Shares, or for any other purpose which the Board may deem desirable or necessary and may be permitted by all relevant laws, rules and regulations, provided that any such amendment will not materially impair any right of any Option Holder pursuant to any Option awarded prior to such amendment.

The Board may only amend the provisions of the Option Plan relating to the following if the Board obtains the approval of the shareholders of the Company: (i) persons eligible to be granted Options under the Option Plan; (ii) the maximum number or percentage of Common Shares reserved for issuance upon exercise of Options available under the Option Plan; (iii) the limitations on grants of Options to any one person, Insiders, consultants, or persons involved in Investor Relations Activities; (iv) the method for determining the exercise price for Options; (v) the maximum term of Options; (vi) the expiry and termination provisions applicable to Options; (vii) the addition or deletion of a net exercise provision; or (viii) amendments to the amendment provisions of the Option Plan.

Disinterested shareholders of the Company must approve any amendment to Options held by an Insider at the time of the amendment that would have the effect of decreasing the exercise price of such Options.

Termination

The Board may terminate the Option Plan any time provided that such termination shall not alter the terms or conditions of any Option or impair any right of any Option Holder pursuant to any Option awarded prior to the date of such termination and notwithstanding such termination, the Company, such Options and such Option Holders shall continue to be governed by the provisions of the Option Plan.

The full text of the Option Plan is available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca.

Pension Plan Benefits

The Company has not established at this time any pension plans or deferred compensation plans for directors or NEOs that provide for payments or benefits at, following, or in connection with retirement.

Termination and Change of Control Benefits

Termination and Change of Control Benefits

As of the date hereof, other than as described below, the Company does not have any contract, agreement, plan or arrangement that provides for payments to the NEOs at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a director or NEO’s responsibilities.

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this section, “Change of Control” means change in control of the Company, which includes the acquisition by a person of 50% or more of the voting securities of the Company, the removal of 50% or more of the incumbent members of the Board, or a transaction the result of which is that the current voting shareholders of the Company own less than 50% of the voting shares of the resulting or successor corporation, or the sale of all or substantially all of the Company’s assets.

Argentum Management Services Agreement

Under the terms of the Argentum Agreement, at any time within 60 days following a Change of Control, Argentum or the Company may elect to terminate the Argentum Agreement. Upon such termination, the Company is obliged to compensate Argentum (i) a termination fee equal to 24 months of the Argentum Base Fee, (ii) an amount equal to any incentive fee paid to Argentum within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Argentum under the Argentum Agreement. The estimated incremental payments to Argentum that would result from a Change of Control occurring as at December 31, 2023, would be $1,087,200.

Bruno Management Services Agreement

Under the terms of the Bruno Agreement, at any time within 60 days following a Change of Control, Bruno or the Company may elect to terminate the Bruno Agreement. Upon such termination, the Company is obliged to compensate Bruno (i) a termination fee equal to 24 months of the Bruno Base Fee, (ii) an amount equal to any incentive fee paid to Bruno within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Bruno under the Bruno Agreement. The estimated incremental payments to Bruno that would result from a Change of Control occurring as at December 31, 2023, would be $761,040.

BM Strategic Management Services Agreement

Under the terms of the BM Strategic Management Services Agreement, at any time within 60 days following a Change of Control, BM Strategic or the Company may elect to terminate the BM Strategic Management Agreement. Upon such termination, the Company is obliged to compensate BM Strategic (i) a termination fee equal to 24 months of the BM Strategic Base Fee, (ii) an mount equal to any bonus paid to BM Strategic within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to BM Strategic under the BM Strategic Management Services Agreement. The estimated incremental payments to BM Strategic that would result from a Change of Control occurring as at December 31, 2023, would be $1,087,200.

Matheson Agreement

Under the terms of the Matheson Agreement, at any time within 60 days following a Change of Control, Mr. Matheson or the Company may elect to terminate the Matheson Agreement. Upon such termination, the Company is obliged to compensate Matheson (i) a termination fee equal to 24 months of the Matheson Base Fee, (ii) an amount equal to any incentive fee paid to Matheson within the 24 months preceding termination in connection with a Change of Control and (iii) any accrued liabilities owing to Mr. Matheson under the Matheson Agreement. The estimated incremental payments to Mr. Matheson that would result from a Change of Control occurring as at December 31, 2023, would be $706,680.

Hampton Agreement

Under the terms of the Hampton Agreement, at any time within 12 months following a Change of Control, Mr. Hampton or the Company may elect to terminate the Hampton Agreement. Upon such termination, the Company is obliged to compensate Hampton (i) a termination fee equal to 24 months of the Hampton Base Salary, and (ii) any accrued liabilities owing to Mr. Hampton under the Hampton Agreement. The estimated incremental payments to Mr. Hampton that would result from a Change of Control occurring as at December 31, 2023, would be $673,920.

STATEMENT OF EXECUTIVE COMPENSATION

Separation Event Benefits

The following table presents the estimated total Change of Control and termination benefits of its NEOs, assuming the separation event occurred on December 31, 2023.

NEO	Separation Event
	Resignation	Termination with Cause	Termination without Cause	Change of Control
Collin Kettell, CEO, Executive Chairman and Director	Nil	Nil	$583,200	$1,087,200
Denis Laviolette, President and Director	Nil	Nil	$408,240	$761,040
Michael Kanevsky, CFO(1)	Nil	Nil	Nil	Nil
Greg Matheson, COO	Nil	Nil	$379,080	$706,680
Ronald Hampton, CDO	Nil	Nil	$505,440	$673,920

(1) Mr. Kanevsky provides his services to the Company through the BM Strategic Management Services Agreement. Pursuant to the terms of the agreement, BM Strategic Capital Corp. would receive a fee of $583,200 due to a termination of the agreement without cause and $1,087,200 in the event of a change of control.

Director Compensation

Director Compensation Table

The following table discloses all amounts of compensation provided by the Company to its directors who are not NEOs for the financial year ended December 31, 2023. For further details with respect to the compensation of directors who are also NEOs, please see “Statement of Executive Compensation - Summary Compensation Table” herein.

Name	Fees Earned (1) ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Vijay Mehta (2)	72,000	N/A	Nil	N/A	N/A	N/A	72,000
Raymond Threlkeld (3)	72,000	N/A	Nil	N/A	N/A	N/A	72,000
Douglas Hurst	72,000	N/A	Nil	N/A	N/A	N/A	72,000

Notes

(1) There were no Options granted during the financial year ended December 31, 2023. The Company uses the Black-Scholes Option Pricing model which is an industry accepted model for valuing share-based payments under IFRS 2.

(2) Vijay Mehta was appointed as a director of the Company on April 13, 2022.

(3) Raymond Threlkeld was appointed as a director of the Company on October 11, 2022.

STATEMENT OF EXECUTIVE COMPENSATION

Outstanding Share-based and Option-based Awards

The following table discloses the particulars of all awards for each director that is not also a NEO outstanding at the end of the Company’s financial year ended December 31, 2023, including awards granted before this most recently completed financial year:

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Vijay Mehta	150,000 25,000	5.75 5.68	2027-08-19 2027-12-27	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Raymond Threlkeld	150,000	5.68	2027-12-27	Nil	Nil	Nil	Nil
Douglas Hurst	200,000 50,000	8.62 5.68	2026-05-17 2027-12-27	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Incentive Plan Awards - Value Vested or Earned During the Year

The following table summarizes the value of each incentive plan award vested or earned by each director that is not also a NEO during the financial year ended December 31, 2023:

Name	Option-based awards -Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Vijay Mehta	Nil	Nil	Nil
Raymond Threlkeld	Nil	Nil	Nil
Douglas Hurst	Nil	Nil	Nil